Exhibit 99.(14)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Advanced Series Trust:

We consent to the use of our reports dated February 12, 2020, with respect to the financial statements and financial highlights of AST Templeton Global Bond Portfolio, and dated February 24, 2020, with respect to the financial statements and financial highlights of AST AB Global Bond Portfolio, AST Goldman Sachs Global Income Portfolio, AST PIMCO Dynamic Bond Portfolio, and AST Wellington Management Global Bond Portfolio, each a portfolio of Advanced Series Trust, as of December 31, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the heading “Financial Highlights” in the prospectus/proxy statement.

New York, New York

July 15, 2020